SECURE NETWERKS, INC.
                          10757 SOUTH RIVER FRONT PKWY
                                    SUITE 125
                            SOUTH JORDAN, UTAH 84095
                                 (801) 816-2560
                               FAX: (801) 816-2599
                             WWW.SECURENETWERKS.COM

                               September 13, 2006

VIA FEDERAL EXPRESS

Song P. Brandon, Attorney
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0304
Washington, D.C. 20549
Telephone (202) 942-1946
Facsimile (202) 942-9516

         RE:      SECURE NETWERKS, INC. - SEC FILE NO. 1-32946

Dear Ms. Brandon:

     We acknowledge receipt of your comments to our initial filing on Form 10-SB made August 8, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated August 8, 2005, and we have attached two bound copies of our amended registration statement on Form 10-SB for your timely review and comment as appropriate.

GENERAL
-------

     1. COMMENT. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

          RESPONSE: We will make parallel changes throughout the Form 10-SB.

     2. COMMENT. We refer you to your EDGAR heading indicating that the Form 10-SB you are filing is a 12B. Please note that in your next amendment it should be reflected that the Form 10-SB filing is a 12G. We note you have provided this information correctly on the cover page of the Form 10-SB.

          RESPONSE: We have changed out EDGAR heading to indicate a 12G filing.

     3. COMMENT. Please note that the Form 10-SB goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60-day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB, including changes responsive to our comments. Additionally, please note that the effectiveness of your Form 10-SB will commence your periodic reporting obligations.

          RESPONSE: We will attempt to address comments within the 60-day period.

     4.   COMMENT.  Please provide  updated  financial  statements and financial
          information   throughout  the  filing   pursuant  to  Rule  310(g)  of
          Regulations S-B.

          RESPONSE: Please see our updated financial statements that comply with Rule 310(g) of Reg. S-B, and include the appropriate financials for the first six months of 2006.

ITEM 1. DESCRIPTION OF BUSINESS, PAGE1
THE BUSINESS OF SECURE NETWERKS, PAGE1
OVERVIEW, PAGE1
---------------

     5. COMMENT. Please provide a more detailed discussion about the activities involved in being a reseller and the types of technology related services you provide. Including examples of services you have provided may be useful in describing your services. Your registration statement must include a full discussion of your products and services. It is not appropriate to cross reference to your website for a more complete discussion.

          RESPONSE: Please see a more detailed description of our activities throughout the entire Business Section of the filing on Page 1 thru Page 9 . We have modified the reference to our website on Page 1, and we have updated our website.

     6. COMMENT. You indicate that you outsource technology-related services. Please identify the vendor that you outsource this service to and if you have any material agreements with such party, please file the agreement as an exhibit and describe the material provisions of the agreement. If you do not believe the agreement is material, please provide us with a detailed analysis explaining why you do not believe the agreement is material.

          RESPONSE: As disclosed on pages 1 and 2, Synerteck is our partner, but we do not have an agreement with them. We work with Synerteck on a project-by-project basis.

     7. COMMENT. We refer you to the web page entitled "Partners." At the bottom of this page, you provide the business logos for various high technology companies. You also disclose on this page that you have
          "valuable relationships with some of the best up and coming organizations as well as some solid and well-established companies." This language coupled with the inclusion of the business logos you provide appear to imply that you have business relationships with the various businesses you provide on this page. To the extent that you have special business arrangements with these companies, these arrangements should be described in your registration statement. Additionally, if you are substantially dependent on any agreements with these parties, they should be filed as exhibits and the material terms of the agreements should be described in the registration statement. Please revise accordingly.

          RESPONSE: We have modified our website to not include the "Partners" page.

OUR APPROACH, PAGE 1
--------------------

     8.   COMMENT. Please clarify what you mean by "intermountain west region."

          RESPONSE: We have defined this region on Page 2.

     9.   COMMENT. Please also clarify what you mean by "account penetration."

          RESPONSE: We have rephrased this as account creation on Page 2.

     10. COMMENT. You indicate that sales leads are derived from strategic partners. Please identify these strategic partners. Please also describe the type of relationship you have with such partners. Additionally, to the extent you have any material agreements with such partners, please file them as exhibits to your document and describe the material provisions of these agreements in your documents. If you do not believe such agreements are material, please provide us with a detailed analysis explaining why you do not believe such agreements are material.

          RESPONSE: Please see our description of our leads from strategic partners on Page 2.

     11. COMMENT. You indicate that you secure leads through a subscription to a lead referral program. Please describe how the referral program works and what percentage of your business comes from this program.

          RESPONSE: Please see our description of the lead referral program on Page 2.

     12. COMMENT. You indicate that you use outside consultants as part of your team approach to sales. What type of consultants do you use and how frequent is the use. Additionally, to the extent you have any agreements with any consultants that you believe are material, please file the agreement and provide a description of the material terms of the agreement. If you do not believe such agreements are material, please explain to us why you do not believe such agreements are material.

          RESPONSE: Please see this disclosure on Page 2.

PRODUCTS AND OUTSOURCED SERVICES, PAGE1
---------------------------------------

     13. COMMENT. You indicate that you are a "value-added reseller." Please explain the value you add to the products you resell to the ultimate customer.

         RESPONSE:  Please see this disclosure on Page 3.

     14. COMMENT. We note that Power4Financial is your strategic partner and that they provide leasing services to your clients. Please describe the material terms of your agreement with Power4Financial. If you are substantially dependent on this agreement, please file it as an exhibit.

          RESPONSE: We have disclosed that there is not an agreement on Page 3.

     15. COMMENT. Please explain the term "customized enterprise applications." An example may be helpful.

          RESPONSE: We have defined this with an example on Page 3.

PRINCIPAL SUPPLIERS, PAGE 3
---------------------------

     16. COMMENT. Please describe any agreements you have with your principal suppliers and file them as exhibits to your registration statement.

          RESPONSE: We have described these relationships further on Page 4. There are not any agreements with these suppliers other than what is described in our registration statement.

RESEARCH AND DEVELOPMENT, PAGE 3
--------------------------------

     17. COMMENT. On page 3, you state that your "eight full-time employees and contract personnel" received approximately 100 hours of training. On page 10, you state that you have three full-time employees, two part-time employees and other contract based personnel. Please explain the discrepancy.

          RESPONSE: Please see the correction on Page 4.

COMPETITION, PAGE 3
-------------------

     18. COMMENT. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

          RESPONSE: Please see the estimate of competitors on Page 4.

     19. COMMENT. Please provide us for your basis that computer dealers' service and support is not effective.

          RESPONSE: Please see our additional disclosure on Page 4.

     20. COMMENT. We note that you have described several different kinds of computer retailers within the industry and stated that you are different from your competitors because you believe you are focused on providing solutions for small and medium-sized businesses that need diverse products, service and support. Your statements imply that you do not have any competitors focused on the needs of small and medium sized businesses needing diverse products, services and support. Please provide your basis for believing you do not have any direct competitors in this area.

          RESPONSE: Please see the additional disclosures on Page 4.

     21. COMMENT. Please revise the subheadings of your risk factors to clearly identify the risk and potential consequences. At present, most of your risk factor headings do not appear to adequately describe the risk to investors, but only appear to provide statements of facts. Your reader should be able to understand the nature of the risk to the investment by reading the caption to your discussion. Please revise your risk factor headings accordingly.

          RESPONSE: Please see the additional disclosures on Pages 5 thru 9.


     22. COMMENT. We note the going-concern opinion issued by your auditors. Please include a new separate risk factor that discusses the risks and consequences associated with having a going-concern opinion.

          RESPONSE: Please see the additional disclosures on Page 5.


"WE ARE HEAVILY DEPENDENT UPON OUR KEY PERSONNEL," PAGE 4
---------------------------------------------------------

     23. COMMENT. Please identify the key personnel you are referring to in this risk factor. In addition, please indicate if you have any employment agreements with such individuals, and if you maintain any key life insurance policies for any such personnel.

          RESPONSE: Please see the additional disclosures on Pages 5 and 6.

     24. COMMENT. Additionally, based on the business description you provide for your officers, it appears that Chene Gardner is the Chief Financial Officer for your company, the controller for SportsNuts, Inc., the CFO for Cancer Therapeutics, and the CEO of Global Networks. Please indicate approximately how much time he spends working for your company. To the extent his role as the controller of SportsNuts, or any of his other positions could impose conflicts of interest, including any scheduling conflicts, please consider adding a risk factor that discusses that risk and the consequences stemming from it.

          RESPONSE: Please see the additional disclosures on Page 6.


"YOU MAY NOT AGREE WITH THE DECISIONS OF OUR MANAGEMENT TEAM," PAGE 4
---------------------------------------------------------------------

     25. As you are currently a wholly owned subsidiary of SportsNuts, SportsNuts should have total control over the management of SportsNuts. It is not clear what "minority stockholders" you are referring to. If you are attempting to disclose the risk that SportsNuts and/or your management may have significant control over stockholder matters after the spin off, then revise to clarify that the risk you are describing is the control over stockholder matters after the spin off and provide as much information as possible about the concentration of shares after the spin off.

          RESPONSE: Please see the additional disclosures on Page 6.


"OUR BUSINESS IS INHERENTLY RISKY,: PAGE 4
------------------------------------------

     26.  COMMENT.   Please  explain  in  what  specific  ways  the  information technology hardware is inherently risky.

          RESPONSE: Please see the additional disclosures on Pages 5 and 6.


     27. COMMENT. You indicate that if your sales and outsourced services do not generate enough cash flow to meet your operating expenses your ability to develop and expand your business and become profitable will be adversely affected. It appears this statement could generally apply to most businesses in and outside your industry. Please revise this risk factor to make it more tailored to the specific risk and consequence you face. For example, we note in Note 8 of your financial statements that you had as of December 31, 2005 an accumulated deficit of approximately $88,000 as well as periodically experienced cash flow difficulties. Please revise this risk factor to include this information.

          RESPONSE: Please see the additional disclosures on Pages 5 and 6.

"OUR BUSINESS COULD BE ADVERSELY AFFECTED BY MANY FACTORS," PAGE 5
------------------------------------------------------------------

28. COMMENT. Please note that each risk factor should contain disclosure related to one risk factor and the specific consequences that might stem from that risk. Here, we notice that this risk factor discusses several different risk factors. Each of risks described in the bullet point appear to deserve its own independent discussion. Accordingly, please break each risk out separately with its own heading and elaborate on the risks noted.

     RESPONSE: Please see the additional disclosures on Pages 6 and 7.


     29. COMMENT. We note the last bullet point discusses the potential loss of discounts from manufacturers. The discussion of this risk should explain the circumstances under which manufacturers might be likely to discontinue their discount programs. If any manufacturers have discontinued any of their discount programs with you, this information should be included in the discussion.

          RESPONSE: Please see the additional disclosures on Page 7.


"WE WILL REQUIRE ADDITIONAL FINANCING FOR EXPANSION AND OTHER FUNCTIONS," PAGE 5
--------------------------------------------------------------------------------

     30. COMMENT. Please indicate approximately how much funding you anticipate needing and when you expect to need it.

          RESPONSE: Please see the additional disclosures on Page 7.

     31.  COMMENT. Please clarify what you mean by "other expenses."

          RESPONSE: Please see the additional disclosures on Page 7.

     32. COMMENT. The second half of this risk factor discusses the impact on dilution of you raising additional capital. Please move this discussion to a new, separate risk factor. You should also consider describing in that risk factor other drawbacks of raising additional capital in the future. For example, that you may have debt covenants or the relinquishment of rights.

          RESPONSE: Please see the additional disclosures on Page 7

"WE COMPETE WITH SUBSTANTIALLY LARGER COMPANIES," PAGE 5
--------------------------------------------------------

     33. COMMENT. You indicate that you attempt to market your services to medium and larger companies. This appears to be inconsistent with your disclosure on page 1 where you state that you are a computer and technology hardware reseller to small and medium sized organizations. Please explain or revise your disclosure accordingly.

          RESPONSE: Please see the additional disclosures on Page 7

"WE MAY LOSE OUR STATUS AS AN AUTHORIZED RESELLER," PAGE 5
----------------------------------------------------------

     34. COMMENT. Please explain how you could lose your status as an authorized seller for a particular manufacturer.

          RESPONSE: Please see the additional disclosures on Page 7

     35. COMMENT. Please revise the description of your business to explain what it means to be an "authorized" reseller and explain how you become an authorized reseller.

          RESPONSE: Please see the additional disclosures on Page 7

"A PURCHASE OF SECURE NETWERKS SHARES IS A SPECULATIVE INVESTMENT," PAGE 5
--------------------------------------------------------------------------

     36. COMMENT. Please disclose the amount of your accumulated deficit as of June 30, 2006.

          RESPONSE: Please see the added disclosure on Page 7.

     37. COMMENT. It does not appear you have generated any profits since you commenced operations. As such, please revise your disclosure that you cannot guarantee that the level of profits will increase in the future to indicate that you may never achieve profitability. Please also revise your heading to that a purchase of shares is a speculative investment since you have a limited operating history and a history of losses.

          RESPONSE: Please see the additional disclosures on Page 7

"WE HAVE NEVER ISSUED A DIVIDEND AND DON'T ANTICIPATE ANY DIVIDENDS IN THE FUTURE," PAGE 6
---------------

     38. COMMENT. Clearly state in your heading and discussion that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable as the disclosure that you may never pay dividends to shareholders does not appear to be a risk in and of itself.

          RESPONSE: Please see the additional disclosures on Page 8.

"YOU COULD BE DILUTED FROM THE ISSUANCE OF ADDITIONAL COMMON AND PREFERRED STOCK," PAGE 7
--------------

     39. COMMENT. Please disclose the number of common and preferred stock you have outstanding.

          RESPONSE: Please see the additional disclosures on Page 9.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 8 RESULTS OF OPERATIONS, PAGE 8
-----------------------------

     40. COMMENT. You indicate that revenue is not recognized until "persuasive evidence of an arrangement exists." Please explain what you mean by this and to the extent necessary, use examples to illustrate your point. Additionally, this statement does not appear consistent with the statement that revenue is recognized upon completion of services or delivery of goods where the sales price is fixed or determinable and collectibility is reasonably assured. Please explain.

          RESPONSE: We did not feel that these statements contradicted each other but that persuasive evidence exists when the services are completed or goods have been delivered. However, in order to avoid any confusion, we have deleted the sentence regarding "persuasive evidence" on Page 10.

OFF-BALANCE SHEET ARRANGEMENTS, PAGE 9
--------------------------------------

     41. COMMENT. Please indicate the duration of your computer lease program. Please also file the lease agreement as an exhibit if such agreement is material.

          RESPONSE: We have filed the lease as an exhibit and included the duration on Page 12.

RELATED PARTY TRANSACTIONS, PAGE 10
-----------------------------------

     42.  COMMENT.   Please   combine   this   section  with  "Item  7.  Certain
          Relationships and Related Transactions."

          RESPONSE: Please see the additional disclosures on Pages 12 and 13.

     43. COMMENT. Please revise your disclosure to indicate the value of the services SportsNuts provided in exchange for 500,000 shares of your common stock.

          RESPONSE: SportsNuts assumed $25,196 in liabilities of Secure Netwerks resulting in an additional paid in capital of $25,696 upon issuance of the stock. Please see the disclosures on Page 13.

     44. COMMENT. You also indicate that you pay Acadia Properties, LLC a rental fee of $1,200 per month, but that such amount may increase as your business grows. Please indicate the duration of your lease with a payment of only $1,200. Please also file any lease agreements as an exhibit to your document.

          RESPONSE: Please see the additional disclosures on Page 12, and the lease agreement exhibit.

     45. COMMENT. Please disclose the purpose of the loans that you received from each of the four individuals you list in this section. Please also describe the term of the loan and the monthly payments required under the loan, if any, or the maturity date of the note. We note you have provided some of this information in Part II of your document. Also, file the loan agreements as exhibits.

          RESPONSE: Please see the additional disclosures on Page 13 and 19, and the Notes as exhibits.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 13
-----------------------------------------------------------------------------

     46.  COMMENT.  You  indicate  that Chene  Gardner  is your Chief  Financial
          Officer. Based on the disclosure in Item 6 of this document, Mr. Gardner also appears to be your Chief Executive Officer. Please revise this business section to provide that information and when he was appointed Chief Executive Officer.

          RESPONSE: Please see the additional disclosures on Page 15.

ITEM 8. DESCRIPTION OF SECURITIES, PAGE 17
------------------------------------------

     47. COMMENT. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

          RESPONSE: Please see the additional disclosures on Page 19.

PART II. ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY, PAGE 18
---------------

     48. COMMENT. You indicate that you anticipate that your shares will be spun-off on a pro-rata basis to the shareholders of your parent company, SportsNuts, Inc. Please indicate when you expect to spin off these shares and tell us whether you intend to register the spin off under the Securities Act of 1933. If you believe you meet the requirements of the Staff Legal Bulleting 4 and therefore, are not required to register the spin off, please provide an analysis supporting your determination that the spin off will meet the requirements.

          RESPONSE: SportsNuts plans to spin-off Secure Netwerks shortly after this registration statement effective.

          With respect to registration of the spun-off shares under the 33 Act, we intend to rely upon the guidance provided in Staff Legal Bulletin No. 4 issued by the Securities and Exchange Commission on September 16, 1997 ("Bulletin"). Specifically, the Bulletin provides that, if Secure Netwerks is spun off of SportsNuts, the shares of Secure Netwerks will not have to be registered with the Commission if the following five conditions are met:

          1. The shareholders of SportsNuts do not provide consideration for their receipt of Secure Netwerks shares;
          2.   The spin off is pro-rata to the shareholders of SportsNuts;
          3. SportsNuts provides adequate information about the spin off and Secure Netwerks to its shareholders and to the trading markets;
          4.   SportsNuts has a valid business purpose for the spin off; and
          5. SportsNuts has either formed Secure Netwerks or has held its Secure Netwerks shares for more than two years.

     We believe that a proposed spin off of Secure Netwerks will meet this test as set forth in the Bulletin for the following reasons:

          1. The shareholders of SportsNuts will not provide consideration for their receipt of Secure Netwerks shares;
          2. The spin off of Secure Netwerks shares will be pro-rata to the shareholders of SportsNuts;
          3. Secure Networks' registration statement on Form 10-SB and further reports under the Exchange Act will be filed with the Commission, and the SportsNuts shareholders will receive such information about Secure Netwerks as will be required under Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934;
          4. The spin off of Secure Netwerks will, if effected, will be the result of a strategic decision by the management of SportsNuts to separate its networking and IT consulting business from its sports management business, to lessen confusion in the marketplace about the core business of SportsNuts; and
          5. SportsNuts has both formed Secure Netwerks and has held its Secure Netwerks shares for over two years.

BALANCE SHEET
-------------

     49. COMMENT. We note as of December 31, 2005 you only had inventory of $4,400 but you generated revenue of $475,444 during the year ended December 31, 2005. To help us understand your business, please provide us information regarding inventory turnover and an explanation of how you intend to generate revenue equal to or above those attained for the year ended December 31, 2005 given the low level of inventory as of December 31, 2005.

          RESPONSE: Secure Netwerks does not hold a large amount of inventory. Goods are purchased only when purchase orders are received or sales are consummated with the customer. Certain products are even shipped directly to the customer from the supplier. The inventory held by the Company is small common items held for resale or from goods returned by a customer which will be resold at a later date.

STATEMENTS OF OPERATIONS, PAGE 25
---------------------------------

     50. COMMENT. In accordance with rule 5-03 of Regulation S-X, please separately present your income from product sales and your income from services provided. In addition, please state separately the amount of cost of goods sold and the cost of services.

          RESPONSE: Please see additional disclosures on Page 27. The red-line did not show on this correction.

STATEMENT OF STOCKHOLDERS' DEFICIT, PAGE 27
-------------------------------------------

     51. COMMENT. According to your disclosure on page 10, it appears that you issued the 500,000 shares to SportsNuts in exchange for services provided to you by SportsNuts. The shares should be recorded at the fair value of the services provided. Please revise your Statements of Stockholders' Deficit accordingly.

          RESPONSE: Please see additional disclosures on Page 28. The red-line did not show on this correction.

STATEMENTS OF CASH FLOWS, PAGE 28
---------------------------------

     52. COMMENT. It appears that the proceeds from your notes payables are financing cash flows. Refer to paragraph 18 and 19 of FAS 95. Please revise your cash flow statement accordingly.

          RESPONSE: Please see additional disclosures on Page 29. The red-line did not show on this correction.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
G. REVENUE RECOGNITION, PAGE 29
-------------------------------

     53. COMMENT. Please expand your revenue recognition policy to discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

          RESPONSE: Please see additional disclosures on Page 31.





     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number below via telephone or fax, or by e-mail at cgardner@sportsnuts.com.




                                              Sincerely,


                                              /s/ Chene Gardner
                                              -----------------
                                              Chene Gardner
                                              Chief Executive
                                              Officer SECURE
                                              NETWERKS, INC.